[Greenberg Traurig, LLP Letterhead]


September 16, 2005

VIA EDGAR AND BY HAND DELIVERY

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Jeffrey Riedler, Assistant Director
Mail Stop: 6010

         Re:      Bionovo, Inc.
                  Amendment No. 1 to Registration Statement on Form SB-2 File No. 333-126399

Dear Mr. Riedler:

      On behalf of Bionovo, Inc. (the "Company"), enclosed please find Amendment No. 1 (the "Amendment") to the Company's Registration Statement on Form SB-2 initially filed on July 5, 2005. The Amendment is marked to show changes from the initial Form SB-2.

      On behalf of the Company, we submit the following responses to the comments contained in the letter of comment of the Commission staff (the "Staff") dated July 28, 2005. To aid in the Staff's review, we have repeated the Staff's comments in bold and the headings and numbers correspond to the headings and numbers in the Staff's comment letters.

General

1. We note that you are planning to file a confidential treatment request. Please be advised that after you file the application, you will receive comments on that application under separate cover. All confidential treatment issues must be resolved before we will grant effectiveness on the SB-2.

Response:

      A confidential treatment request with respect to the Company's Licensing & Technology Transfer Agreement with United Biotech Corporation will be forwarded to the Staff under separate cover on or about the date the Amendment is filed.

Securities and Exchange Commission
September 16, 2005
Page 2 of 22


2. Please file as promptly as possible all exhibits that have not yet been filed.

Response:

      Please see the additional exhibits filed with the Amendment.

3. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

Response:

      The Company acknowledges the Staff's comment.

4. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

Response:

         The Company acknowledges the Staff's comment.

Form SB-2
Cover page

5. The disclosure on this page is too detailed for a cover page. Please abbreviate the disclosure to include only the information that is most material to investors and include any other disclosure in the prospectus itself.

Response:

      The cover page has been revised to include only the disclosure most material to investors.

Inside Front Cover Page

6. Please delete the disclosure contained below the table of contents. The company is responsible for the accuracy of all information contained in the registration statement.

Securities and Exchange Commission
September 16, 2005
Page 3 of 22

Response:

      The Company had deleted the referenced disclosure on the inside front cover page.

Summary
Our Business p. 1

7. We note your claim that you are "leading company seeking FDA approval..." Please provide third-party substantiation for your claim of leadership or delete the reference.

Response:

      The referenced claim has been deleted from the Summary.

8. Please note that the instructions to Item 503 of Regulation S-B state that the company should not merely repeat the information contained in the prospectus or include all of the detailed information in the prospectus. As currently written, the section "Corporate History and Recent Financing Transactions" appears to discuss prior transactions in great detail. While a brief summary of prior transactions is appropriate in the Summary, you should move the detailed information from the Summary to another section after the Risk Factors.

      Response:

      The "Summary" section has been revised to significantly shorten the disclosure concerning financing transactions, which are covered in detail later in the prospectus.

9. In your summary, please include a brief section that summarizes the risks and challenges that the company faces.

Response:

      The "Summary" section has been revised to add a section summarizing the risks and challenges the Company faces.

Merger With Lighten Up Enterprises International, page 4

10. Please disclose the amount paid and which entity paid for the 21 million shares purchased from Ms. Ross. Include the purchase price per share and how that related to the fair value of those shares at that time.

Securities and Exchange Commission
September 16, 2005
Page 2 of 22

Response:

      The Company supplementally advises the Staff that Ms. Ross and Mr. Lewis tendered 19,975,000 and 1,065,000 of their respective shares of Company common stock back to the Company for cancellation in exchange for the Company's sale of the cookbook business to Ms. Ross. The shares tendered by Ms. Ross and Mr. Lewis were restricted shares. Based on that status and the historical trading market prices and volume of the stock, the Company has taken the position that the shares had nominal, to no value. Please see the revised second paragraph under the heading "Organizational and Financing Background - Merger with Lighten Up Enterprises International" on page 13 of the Amendment.

      Please note that the foregoing transaction is also described under the heading Certain Relationships and Related Transactions on page 45 of the Amendment, which disclosure has been revised to conform with the Staff's comment #10, and the exchange agreement relating thereto has been filed as exhibit to the Amendment. Please further note that the section entitled "Organizational and Financing Background" has been moved from immediately following the "Summary" section to immediately follow the "Risk Factors" section.

11. Please disclose the purchase price Ms. Ross paid for the historical cookbook business. Include whether any gain or loss resulted from this disposal.

Response:

      Please see the Company's response to comment #10 above. The Company has disclosed in the revised second paragraph under the heading "Organizational and Financing Background - Merger with Lighten Up Enterprises International" on page 13 of the Amendment that it did not recognize any gain or loss on the disposition of the cook book business. In this regard, the Company supplementally advises the Staff that the cook book business was determined by the Company to have nominal, to no value based on the nominal revenue and business generated by sales of the cook book through the date of its sale back to Ms. Ross (April 6, 2005).

Risk Factors, p. 8
General

12. When disclosing a risk factor, you should customize it with specific reasons why you may be exposed to a particular risk so as to make the disclosure more meaningful. As one example only, the disclosure on page 10 in "We face substantial competition...," you should expand and customize the risk factor to disclose the exact companies and products that will compete with your products if your products are approved. You should also disclose whether the competing products have any advantages relative to your products."

Securities and Exchange Commission
September 16, 2005
Page 5 of 22

      As a few additional illustrative and not exhaustive examples of risk factors that should be customized, please consider the following:

      o In the risk factor "Our business will expose us to product liability risks..." you have not indicated whether the company maintains product liability insurance;

      o In the risk factor "Failure to secure patents..." you do not specify the intellectual property that may be subject to the kinds of problems you describe; and

      o In your risk factor "If we lose the services...," you do not disclose whether either person has said that they will leave the company or whether there are any facts or circumstances that suggest either person might leave the company.

Please review all of your risk factors to ensure that your disclosure is customized for the Company and is as specific as possible. In your response letter, please identify all places where revisions are made in response to this comment.

Response:

      The Company acknowledges the Staff's comment and has revised and added a number of risk factors in response thereto. In particular, the Staff's attention is directed to:

      o The revised risk factor on pages 6 and 7 of the Amendment relating to competition, in which the Company discloses the exact companies and products that will compete with the Company's products and any advantages the competitive products may have relative to the Company's products;

      o The revised risk factor relating to product liability on page 10 of the Amendment indicating that the Company does maintain product liability insurance;

      o The disclosure of the intellectual property subject to the risks described in the risk factor titled "Failure to secure patents..." on page 9 of the Amendment;

      o The additional disclosure under the risk factor titled "If we lose the services of our..." on page 11 of the Amendment that neither Mr. Cohen nor Dr. Tagliaferri have indicated that they intend to leave the Company and that the Company is not aware of any facts or circumstances suggesting the same; and

      o Other risk factors that have been added throughout the "Risk Factor" section.

13. Please consider adding a risk factor relating to market acceptance of your products.

Securities and Exchange Commission
September 16, 2005
Page 6 of 22

Response:

      Please see the new risk factor added on page 10 relating to market acceptance of the Company's product candidates even after FDA approval.

"We have a limited operating history..." p. 8

14. Please disclose your accumulated losses as of December 31, 2004 and your most recent quarter.

Response:

      Please see the new risk factor added on page 4 of the Amendment relating to the Company's history of net losses.

"We expect to rely heavily upon collaborative relationships..."p. 10

15. Please describe any collaborative relationships upon which the company is materially dependent and file your agreements with those parties as exhibits to the registration statement. Please also disclose any facts or circumstances that could lead to the termination of those collaborations and the alternatives the company would face if a termination occurred.

Response:

      The Company has revised its risk factor  titled "We expect to rely heavily
on   collaborative..."   on  page  8  of  the  Amendment  to  describe  its  one
collaborative relationship upon which the Company is materially dependent.

"Because we became public by means of a reverse merger..." p. 10
"Outstanding warrants may adversely affect the terms..." p. 13
"We do not anticipate paying cash dividends..." p. 13

16. Please disclose how the information in these risk factors represents a risk to investors.

Response:

      The Company has deleted the risk factors titled "Because we became public by means of a reverse merger..." and "Outstanding warrants may adversely affect the terms..." The Company has revised the risk factor titled "We do not anticipate paying cash dividends..." on page 12 of the Amendment to disclose how the information described therein represents a risk to investors.

Securities and Exchange Commission
September 16, 2005
Page 7 of 22

MD&A, p.18
General

17. We note that in this section and in other parts of the registration statement, you have referred to your products as being safe or effective (or have indicated that they may be safe or effective). As the products are only in Phase I and Phase II of clinical trials at this time, it is premature to describe the products as being safe or effective or to indicate that they may be so. Instead, you should limit your comments to what has been observed in trials to this point.

Response:

      The Company has revised the disclosure in MD&A (page 21 of the Amendment) and the "Business" section (page 28 of the Amendment) concerning the safety or efficacy of its product candidates to describe only what has been observed in trials to this point. The Company supplementally advises the Staff the results of the Phase I trial for BZL101 have recently been submitted to the FDA confidentially and accordingly no disclosure has yet been made as to the results of such trial.

Overview, p. 13

18. Currently, your MD&A Overview discusses your incorporation and your products. In a recent release called "Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations," the staff stated that "the development of MD&A disclosure should begin with management's identification and evaluation of what information, including the potential effects of known trends, commitments, events, and uncertainties, is important to providing investors and others an accurate understanding of the company's current and prospective financial position and operating results." Release Nos. 33-8056; 34-45321; FR-61.

      Accordingly, the MD&A overview should include disclosure on the key points that are covered in greater detail in the MD&A section, with emphasis on the key trend and analytical points as well as on the "potential effects of known trends, commitments, events and uncertainties..." We may have further comments on your revisions.

Response:

      Please see the additional disclosure in the "MD&A Overview" section on pages 21 and 22 of the Amendment relating to potential effects of known trends, commitments, events and uncertainties.

Securities and Exchange Commission
September 16, 2005
Page 8 of 22

Research and Development

19. We believe that including disclosures about historical research and development expenses and estimated future expenses related to your major research and development projects in the MD&A would be useful for investors. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII -- Industry Specific Issues -- Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq0320O.htm.
      Please disclose the following information for each of your major research and development projects:

      o The nature, timing and estimated costs of the efforts necessary to complete the project;

      o     The anticipated completion dates;

      o The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally

      o The period in which material net cash inflows from significant projects are expected to commence.

      To the extent that information requested above is not known or estimable, disclose that fact and the reason why it is not known.

Response:

      Please see the additional disclosure under the caption "Research and Development" on pages 22 and 23 of the Amendment, relating to historical research and development expenses and estimated future expenses related to the Company's major research and development projects.

Critical Accounting Policies and Estimates, page 19

20. Please note that your disclosures should address material implications of uncertainties associated with the methods, assumptions and estimates underlying the company's critical accounting measurements. Consistent with
      Section V of Financial Reporting Release 72, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, please consider the following disclosures:

      o Disclose your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.

Securities and Exchange Commission
September 16, 2005
Page 9 of 22


      o Specifically address why your accounting estimates or assumptions bear the risk of change.

      o Please include a discussion that explains the judgments and uncertainties surrounding the estimates and the potential impact on your financial statements such as potential material adverse effects for all critical estimates discussed.

      o Analyze, to the extent material, such factors as how accurate the estimate/assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.

      o Analyze the estimate/assumption specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.

      o Quantify and disclose the reasonably possible effects that a change in estimate as of the latest balance sheet date could have on your financial position and operations

Response:

      Please see the revised disclosure under the caption "Critical Accounting Policies and Estimates" on pages 23 and 24 of the Amendment addressing material implications of uncertainties associated with methods, assumptions and estimates underlying the Company's critical accounting measurements.

      Because of the Company's limited history, it is unable to analyze the extent to which changes in estimates could impact its financial statements. For the same reason, the Company believes that quantifying the possible effect a change in estimate as of the latest balance sheet date may have on the Company's financial position and operations cannot reasonably be determined. Accordingly, the Company does not believe such a discussion or quantification would be meaningful to investors.

Stock-Based Compensation, page 19

21. In order for us to fully understand the equity fair market valuations reflected in your financial statements, supplementally please provide us with an itemized chronological schedule showing each issuance of common stock, stock options, warrants, and other equity instruments from January 1, 2004 through the date of your response. Include the following information for each issuance or grant:

      o     Number of shares issued or issuable

      o     Purchase  price or exercise  price per share

      o     Any restrictions or vesting terms

      o     Management's fair value per share estimate

      o     How management determined the fair value estimate

Securities and Exchange Commission
September 16, 2005
Page 10 of 22

      o     Identity of the recipient and relationship to the company

      o     Nature and terms of any concurrent transactions with the recipient

      o Accounting treatment, amount of any recorded compensation element, and accounting literature relied on

      o How the grant or issuance was treated for purposes of computing earnings per share

      o Significant factors contributing to the difference between the fair value as of the date of each grant and fair value as of the date of your response; and,

      o The valuation alternative selected and, if appropriate, the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Highlight transactions with unrelated parties, if any, that management believes to be particularly evident of an objective fair market value per share determination, and progressively bridge management's fair value per share determinations to the current estimated IPO price per share. Include when the company began discussions with the underwriter. We may have further comments.

Response:

      In order to assist the Staff in fully understanding the equity fair market valuations reflected in the Company's financial statements, please see Schedule A attached hereto. Schedule A includes information relating to bullets 1-4, 6 and 7. In addition, please note the following information:

      o     How management determined the fair value estimate:

      The Company's management estimated the fair value per share by reviewing values of other development stage biopharmaceutical organizations, comparing products in development, status of clinical trails, and capital received from government and private organizations. Once a total value was determined, management then factored the number of shares outstanding, or possibly outstanding, resulting in an estimated value per share. Once the Company completed its reverse merger transaction on April 6, 2005, the trading price of the common stock was used.

      o Accounting treatment, amount of any recorded compensation element, and accounting literature relied on:

      The June 17, 2004 option granted to the then CEO of the Company, now a former employee, was a non-plan option grant. Using the methodology described above, the fair value of the stock was estimated by management at $0.35 per share, which was in excess of the strike price of $0.01. The stock was also 100% vested upon issuance. Per guidance in APB Opinion No. 25, "Accounting for Stock Issued to Employees" the intrinsic valuation method resulted in $30,000 being recorded as compensation.

Securities and Exchange Commission
September 16, 2005
Page 11 of 22

      The stock options granted to members of the Company's Scientific Advisory Board were deemed to be grants to non employees per FAS 123 and FIN 44 definitions of employees. For the 2004 grants, there were no amounts recorded as compensation as determined under the Black Scholes model, using the following assumptions: 0% volatility, 5.5% risk free interest and a 10 year term. In accordance with SFAS 123, as the Company was not yet public, no volatility factor was used. For the 2005 grants, there was $16,472 recorded as compensation under the Black Scholes model, using the following assumptions: 90% volatility, 4.0% risk free interest and a 10 year term. The compensation will be recognized over its vesting period in accordance with EITF 96-18.

      o How the grant or issuance was treated for purposed of computing earnings per share:

      Since the Company has a net loss basic, all common stock equivalents are considered anti-dilutive and therefore basic and diluted shares are the same; that is, the Company does not have to include grants or options in its diluted computation of net loss per share.

      o Significant factors contributing to the difference between the fair value as of the date of each grant and fair value as of the date of your response:

      The contributing factor to the difference between the fair value at each grant, and the current day fair value is at the time of most of the grants of options, the Company was not public and had to rely on management's estimate of the fair value of the stock.

      The valuation used for the warrants (688,544) issued with the convertible promissory notes in September 2004 was also based on managements estimate of the fair value of the stock as the Company was not public.

      The valuation used for the warrants issued with the private placements (5,115,250) as well as warrants issued for services (4,115,730) rendered in connection with the private placement and the successful completion of the reverse merger was based on the trading value of the stock of the Company closest to the date of the grants (i.e., April 6, 2005).

      o The Valuation alternative selected and, if appropriate, the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist:

      Management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist after realizing the cost of services would be substantial and that the benefit derived would not be substantially different from managements estimate as management had used a multi-tiered approach to estimate the value of the stock which is supported by the subsequent public valuation of the stock taking into account the significant accomplishments that have been occurring since the formation of the Company.

Securities and Exchange Commission
September 16, 2005
Page 12 of 22

      As noted above, the Company estimated the fair value per share by reviewing values of other development stage biopharmaceutical organizations, comparing products in development, status of clinical trials, and capital received from government and private organizations. Additionally, the Company completed negotiations on a sale of 20,461,000 shares of common stock at $0.50 per share in April 2005, contingent upon the Company going public. Prior to that date, the Company had not had any issuances of equity for cash proceeds. The Company felt this price was a fair starting point to value the Company as of that date. The Company then used a time line with significant accomplishments noted and estimated the increase in value from those accomplishments and moved / reduced the price prior to the accomplishments of those events. Under all methods, the Company's estimates of fair value resulted in approximate values of $0.29 per share in April 2004, $0.36 per share in September 2004, $0.50 per share in early 2005 and $1.00 per share after the reverse merger transaction on April 6, 2005.

Business, p.22
General

22. We note that you have included numerous statistics in this section. In many cases, you have cited third party sources in support of these figures. However, in other cases you have not provided this support. Please revise the registration statement to cite any third party sources for the statistics you provide. If the statistics are based upon estimates made by the company, please explain how you arrived at those estimates. Finally, please provide us with copies of any third party materials that you are citing or are using in your estimates, as the case may be.

Response:

      Please see the additional citations to third party sources in support of the various statistics found in the "Business" section. Your attention is directed specifically to pages 28 and 29. Copies of third party materials cited in the Amendment will be submitted to the Staff supplementally under separate cover.

23. Similarly, we note that you have made a number of qualitative statements regarding the company and its management. As a few examples only, you refer to:

      o Drs. Tagliaferri and Cohen as "pioneers in the development and design of clinical trials for natural compounds..." on page 25;

      o Your consulting agreements with "leading academic scientists..." on page 26; and

      o     "distinguished   scientists  and   clinicians.   .  .with  important
            contacts" on page 26.

      Please provide third-party support for these contentions of delete them.

Securities and Exchange Commission
September 16, 2005
Page 13 of 22

Response:

      The referenced qualitative statements have been deleted.

Please provide third-party support for these contentions or delete them.

24. We note your reference to various relationships and collaborations. For any agreement that is material to the company, please describe all material provisions in the agreements that govern these relationships. Please also file the agreements as exhibits to the registration statement, if you have not already done so.

Response:

      The Company is directed to additional and revised disclosures on pages 33 and 34 of the Amendment under the caption "Collaborations." Material provisions of the Company's one material collaboration have been described in such section and will be filed as an exhibit to the Amendment.

25. For any agreement that you include in the business section in accordance with the comments set forth above, please be sure to include the following information:

      o     Material rights acquired and obligations incurred;

      o     Total amounts paid to date;

      o     Financial terms or other terms relating to consideration;

      o     Aggregate amount of potential payments, if applicable;

      o     Expiration date;

      o     Termination provisions; and o Any other material terms.

We note that in your description of the UBC agreement, your description of the agreement only describes who is responsible for liabilities and for obtaining regulatory approval. Please revise that description to include the information set forth above.

We also note that you have not described the arrangements you have made to manufacture the products you need to conduct clinical trials. Please provide this information on page 31.

Response:

      Please refer to the Company's response to Comment #24 above. Also note that the Company will be seeking confidential treatment of its material collaboration which will be submitted to the Staff under separate cover on or about the date the Amendment is filed.

Securities and Exchange Commission
September 16, 2005
Page 14 of 22

      The Company has provided additional disclosure regarding its arrangements to manufacture the products needed to conduct clinical trials. Please see page 35 of the Amendment.

Executive Compensation, page 34

26. Based on the disclosure in the notes to this table, it does not appear as if the company recorded any expense in connection to the services offered by Mr. Cohen and Ms. Tagliaferri Please explain to us how the company considered the guidance of Topic 1B(1) of the Staff Accounting Bulletins in determining whether to record any expense related to these services.

Response:

      The Company supplementally advises the Staff that no expenses associated with executive compensation for fiscal years 2002 and 2003 were recorded as both executives did not receive any compensation for either period. In this regard, please note that both executives allocated limited time during the initial stage of the Company's development which occurred during these years, and any compensation would have been deminimus and therefore none was treated as contributed.

Certain Relationships and related transactions, p. 39

27. Please file any agreements that govern the transactions described in this section as exhibits to the registrations statement.

Response:

      The Company has filed as exhibits to the Amendment the agreements and documents governing the transactions described in the section titled "Certain Relationships and Related Transactions." Please note, however, that we have been advised by Michael D. Vanderhoof that the relationship and agreement between Mr. Vanderhoof and Cambria Asset Management, LLC described in such section has not been documented in writing.

Selling Stockholders, p. 40

28. We call to your attention the requirements of Item 507 (selling shareholders). We note that certain broker dealers listed as selling shareholders in the Selling Securityholder Table may have obtained the shares other than as compensation for services. In that event, such selling shareholders are acting as underwriters under the Securities Act of 1933 and you should revise your registration statement to state that they are underwriters in the section titled "Plan of Distribution" and in such other places that would be appropriate.

Securities and Exchange Commission
September 16, 2005
Page 15 of 22

      Furthermore, if there are affiliates of broker-dealers identified as Selling Shareholders, you should provide the following representations in the prospectus: (i) the Selling Shareholder purchased in the ordinary course of business and (ii) at the time of the purchase, the Selling Shareholder had no agreements or understanding to distribute securities. Alternatively, if you cannot provide these representations, these selling shareholders are underwriters and should be described as such in the Plan of Distribution and in such other places that would be appropriate.

Response:

      Please see the revised disclosure under the caption "Selling Stockholders" beginning on page 46 of the Amendment. The Company supplementally advises the Staff that it is aware that the following selling stockholders who advised the Company with respect to its reverse merger transaction and other matters and/or assisted the Company directly or indirectly in placing the securities issued by the Company with respect to the September 2004 bridge financing, April and May 2005 private offerings, are or were registered broker-dealers: Duncan Capital, LLC and Alpine Securities Corporation. The shares of common stock registered by these selling stockholders were issued to them solely as compensation for services and accordingly, no disclosure that they are acting as underwriters has been added to the Amendment.

      We have been advised by certain selling stockholders that they are affiliates of broker-dealers. Please see the revised disclosure in the "Selling Stockholders" section (including the footnotes thereto) indicating (based on representations made by such stockholders) that the shares being registered by such selling stockholders have been purchased in the ordinary course of business and at the time of the purchase, they had no agreements or understandings to distribute the securities.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 58

29. Disclose the actual date your relationship with your former auditor ended. Also, indicate whether the decision to change auditors was recommended or approved by your board of directors.

Response:

      Please see the revised disclosure under the caption "Change in and Disagreement with Accountants on Accounting and Financial Disclosure" on page 64 of the Amendment, where the Company discloses the actual date its relationship with its former auditors ended and that the decision to change auditors was approved by its board of directors.

Securities and Exchange Commission
September 16, 2005
Page 16 of 22

30. Please revise your disclosure about disagreements with your former auditors to specifically reference the last two year ends by date and extend that disclosure through the interim period dated the same time as their actual dismissal.

Response:

      Please see the revised disclosure under the caption "Change in and Disagreement with Accountants on Accounting and Financial Disclosure" on page 64 of the Amendment, indicating that there was no disagreement with its former auditor during the last 2 fiscal year ends by date and during the interim period through the date of dismissal.

31. Disclose whether the former auditor's report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification.

Response:

      Please see the revised disclosure under the caption "Change in and Disagreement with Accountants on Accounting and Financial Disclosure" on page 64 of the Amendment, indicating that no adverse or disclaimer of opinion, or qualification or modification as to uncertainty, audit scope or accounting principles was contained in the former auditor's report on the Company's financial statements for either of the past 2 years, other than an explanatory paragraph to the effect that the need for additional working capital for the Company's planned activities and to service debt, raised substantial doubt as to its ability to continue as a going concern.

32. Please revise your Form 8-K filed May 27, 2005 for any of the above revisions that may be applicable specifically extending the date through which there were no disagreements through May 25, 2005. Please include a new letter from your former auditor as exhibit 16 that covers the changes made to the disclosures.

Response:

      The Company has filed an amendment to its Form 8-K dated May 25, 2005 regarding the change in its auditors, on or about September 16, 2005, revising the disclosure therein to indicate that there were no disagreements during the last 2 fiscal years by date and through the date of dismissal.

Securities and Exchange Commission
September 16, 2005
Page 17 of 22

Financial Statements, page F-1

33. Please revise your financial statements to reflect the capital structure that resulted from the recapitalization described in note 12.

Response:

      The financial statements for the periods ended December 31, 2003 and December 31, 2004 have been revised to reflect the capital structure that resulted from the recapitalization described in Note 12.

Statements of Operations, page F-4

34. Please revise your disclosure of "Net Loss Per Share" to be rounded to the nearest cent.

Response:

      The disclosure of "Net Loss Per Share" has been rounded to the nearest cent.

Statements of Stockholders' Deficit, page F-5

35. Please explain to us what the "Issuance of Common Stock Restated for Recapitalization on June 17, 2004" represents. Clarify why you did not receive any proceeds at that time as well as what recapitalization took pace on June 17, 2004. Please note that a typical recapitalization transaction is reflected as if it took place before each period presented.

Response:

      The "Issuance of Common Stock Restated for Recapitalization on June 17, 2004" relates to a common stock split, which has been adjusted for the effect of the reverse merger transaction and is shown as if it took place before each period presented. The caption has been revised accordingly.

(1) Business and Summary of Significant Accounting Policies, page F-7 Patent Costs, page F-8

36. Please tell us why you did not amortize these assets in the periods presented. Include references to the specific paragraphs within the accounting literature upon which you relied that support this treatment.

Securities and Exchange Commission
September 16, 2005
Page 18 of 22

Response:

      The patents referenced actually are patent applications. As such, the Company has not begun to amortize these assets. The description "Patent Costs" has been revised to "Patents Pending" on the Balance Sheet.

(7) Convertible Notes, page F-15

37. We have the following questions concerning your accounting for the bridge financing:

      o Please revise the disclosure to reflect only the current applicable conversion price because the current dual presentation is confusing.

Response:

      The disclosure has been revised to reflect only the current applicable conversion price.

      o Please tell us what you determined the fair value of your common stock to be that was used in determining the accounting treatment to be applied. Include a discussion of the methodology used in this determination.

Response:

      As the Company was not yet public at the time they entered into the bridge financing, it had to consider various methodologies for determining the fair value of the stock. The Company calculated the estimated fair value of the Company and then factored the number of shares outstanding, or possibly outstanding, resulting in an estimated value per share. Included in the methods for determining the fair value of the Company were reviewing values of other development stage biopharmaceutical organizations, comparing products in development, status of clinical trials, and capital received from government and private organizations. Additionally, the Company compared the fair value estimate to its only issuance of equity for cash. The only stock issued prior to the bridge financing was for founders stock and that was a non-cash event. In November 2004, the Company negotiated, and in April 2005 closed, a private placement to a number of investors at $0.50 per share. As the sale was to unrelated third parties and was at arm's length, the Company believes the $0.50 per share sales price is a valid determination of value at that date. The Company maintains that the value at September 30, 2004 was close to $0.3598 or slightly less on the date of the note issuance as during the succeeding period, the Company added value by completing its due diligence and its patent due diligence as well as successfully recruiting patients for its clinical trial.

Securities and Exchange Commission
September 16, 2005
Page 19 of 22

o Provide to us your analysis that supports that no beneficial conversion feature existed under the guidance of complied with EITF 98-5 and 00-27 at the time of issuance.

Response:

      The Company determined there was no beneficial conversion feature based on the intrinsic value of the feature, by comparing its estimate of its common stock value to the conversion rate of $0.50. Additionally, there was no allocation of proceeds to the warrants based on the estimated fair value of the warrants at zero. EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, addresses the issue of whether an embedded conversion feature present in convertible securities should be valued separately at the commitment date as well as how it should be recognized and measured. The amount that should be allocated is the difference between the conversion price and the fair value of the common stock into which the security is convertible. The Company considered the guidance of EITF 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments" as to the allocation of the proceeds to both the warrants and the beneficial conversion feature. Issue #1 of the EITF addresses if there were multiple equity instruments embedded in a convertible note, and the order with which the allocations should be done. The EITF requires that one should "first allocate the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair basis." The Company determined the value of the warrants, using the Black Scholes model, to be zero (as discussed below). Therefore, the entire proceeds are allocated to the convertible debt. The Company believes that the per share conversion price of $0.3598 is equal to the market value of the stock, as noted in the previous paragraph, and therefore there is no beneficial conversion feature.

      o Provide to us your analysis that supports the assignment of $0 fair value to the warrants issued in connection with these notes. Include the significant assumptions used in your valuation model.

Response:

      The Company valued the warrants using the Black Scholes model, with the following assumptions: 0% volatility, 5.5% risk free interest rate and a 5 year term. As the Company was not yet public, volatility is not included in the assumptions, in accordance with the guidance of SFAS 123. The valuation resulted in no value being assigned the warrants.

Securities and Exchange Commission
September 16, 2005
Page 20 of 22

(10) License Agreement, page F-20

38. Please indicate in general the milestone events that will trigger the milestone payments under this agreement, the aggregate amount of payments, and clarify which party will perform the work that triggers them. Also clarify for us how you calculated the revenues earned under this agreement for the periods presented in accordance with your revenue recognition policy described in note 1.

Response:

      Please be advised that there are no milestone events for the referenced license agreement, although there was a single initial payment received of $150,000. The license agreement is for a term of ten years and consists of nonrefundable upfront license fees and royalty payments. In accordance with Staff Accounting Bulletin 104, under paragraph (d) "License fee revenue" nonrefundable upfront license fees are recognized over the license term using a manner consistent with the nature and the transaction and the earnings process. The Company has determined the straight-line method of accounting to be the most consistent with the earning process since there are no milestone events in he agreement and the revenue is therefore earned continuously throughout the licensing agreement.

(12) Subsequent Events, page F-20

39. Please expand your discussion of the clinical services agreement to better clarify the impact this agreement will have such as your obligations and the timing of the payments.

Response:

      Please see the expanded discussion of the clinical services agreement in Note (12) Subsequent Events on Page F-20 of the Amendment.

Exhibits

40. Please include in your filing a statement regarding your computation of per share earnings as required by Item 601 of regulation S-B.

Response:

      The Company has experienced net losses to date. Based on these losses, the computation of per share earnings on both a primary and fully diluted basis are the same. The Company believes that the computation of per share earnings can be clearly determined from the Amendment.

41. We note that exhibit 5.1 is the Form of Opinion of Greenberg Traurig. Please replace the form of opinion with an actual executed opinion.

Securities and Exchange Commission
September 16, 2005
Page 21 of 22

Response:

      The executed  opinion of  Greenberg  Traurig LLP has been added as exhibit
5.1 to the Amendment.

Form 8-K/A Amendment No. 3. filed on June 27. 2005
Pro Forma Condensed Combined Statements of Operations

42. Please explain to us why it is appropriate to include the historical operations of the cookbook on a pro forma basis when those operations were disposed of as part of the recapitalization transaction.

Response:

      The cookbook operations have been removed from the pro forma basis, and Amendment No. 4 to the Form 8-K dated April 6, 2005 has been filed on or about September 16, 2005.

43. Please revise your presentation to reflect the forgiveness of related party loans as equity transactions or tell us why your current presentation is appropriate. Please refer to APB Opinion 26 paragraph 20, footnote 1. In addition, please make sure that terms and manner of settlement of amounts due to/from related parties are disclosed in all filings as required by SFAS 57(2)(d).

Response:

      The Company has revised the pro forma financial statements to reflect the forgiveness of related party loans as an equity transaction. Amendment No. 4 to the Form 8-K dated April 6, 2005 has been filed on or about September 16, 2005.


                               * * * * * * * * * *

Securities and Exchange Commission
September 16, 2005
Page 22 of 22

      Please do not hesitate to call me at (703)  903-7530 or Robert H. Cohen at
(212) 801-6907 should you have any questions concerning this filing or any of the above responses.

                                           Very truly yours,


                                           /s/
                                           Fiorello J. Vicencio, Jr.

Enclosures
cc:      Isaac Cohen, President and Chief Executive Officer
         James Stapleton, Chief Financial Officer
         Robert H. Cohen, Esq.